Eric C. Jensen

+1 650 843 5049

ejensen@cooley.com

March 6, 2018

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Barbara C. Jacobs, Assistant Director

                    Stephen Krikorian, Accounting Branch Chief

                    Edwin Kim, Staff Attorney

                    Morgan Youngwood, Staff Accountant

Re:    DocuSign, Inc.

          Confidential Draft Registration Statement on Form S-1

          Submitted January 22, 2018

          CIK No. 0001261333

Ladies and Gentlemen:

On behalf of DocuSign, Inc. (“DocuSign” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 16, 2018 (the “Comment Letter”), relating to the above referenced confidential draft registration statement on Form S-1 (the “Draft Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.

Prospectus Summary

Overview, page 1

1.	You disclose that your total addressable market (“TAM”) is $25 billion according to your estimates. On pages 13 and 82, you indicate that your TAM was based on internally generated data and assumptions. Please revise to provide a more detailed discussion of your internally generated data and assumptions and clarify how the $25 billion figure was calculated.

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Page Two

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 5, 13, 14 and 82 of the Amended DRS.

2.	On page 4, you reference that you “have seen enterprise customers report an average of $36 of incremental value generated per transaction when they deploy DocuSign” compared to paper-based processes. Please clarify how this figure was calculated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4, 80 and 81 of the Amended DRS to clarify the calculation. The Company supplementally advises the Staff that the Company commissioned a third party report by Intellicap with respect to the return on investment of our solution for customers. Intellicap performed a study, engaging with customers to “develop a deep understanding of DocuSign’s value drivers based upon hundreds of use cases and thousands of data points.” They found an “average value per document of $36.44 (with a typical range from $5 to $100 per document depending on use case).” In their analysis, Intellicap factored in hard dollar savings, productivity improvements and revenue gains with every transaction. The Company respectfully advises the Staff that it believes that the customers engaged for this report were generally representative of our enterprise customers and, therefore, that the disclosure of these levels of savings may be helpful to investors in understanding our value proposition to the Company’s enterprise customers.

Risk Factors

Indemnity provisions in various agreements potentially expose us to ...., page 29

3.	Please clarify whether the indemnification provisions with your customers described in this risk factor include damages related to agreements signed electronically in your platform that were later found to not be legally binding.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the indemnity provisions with our customers described in this risk factor do not provide for indemnification for damages related to agreements signed electronically in our platform that were later found to not be legally binding. As noted on page 29 of the Amended DRS, our customer agreements generally do, however, include a warranty that the proper use of DocuSign by a customer in accordance with the agreement and applicable law will be sufficient to meet the definition of an “electronic signature” as defined in the ESIGN Act and eIDAS.

We are subject to governmental export and import controls…, page 33

4.	Your website has a list of time zone abbreviations, which states that it sets forth the abbreviation, offset from Coordinated Universal Time, and name of the time zones used in the DocuSign system. This list includes information for Iran Standard Time and Tehran, and for Syria Standard Time and Damascus. Iran and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about those countries in your Form S-1. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran and Syria, whether through subsidiaries, affiliates, partners, customers, or other direct or indirect arrangements.

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Page Three

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that DocuSign’s website lists the abbreviations for all of the 96 time zones recognized by the international community for the sake of being comprehensive. This list of time zones does not – and should not – imply that DocuSign does business with restricted countries or individuals.

DocuSign has implemented a robust Office of Foreign Assets Controls (“OFAC”) Compliance Policy (covering DocuSign, its subsidiaries, employees, customers, suppliers and partners). The policy requires compliance with U.S. economic sanctions, which generally prohibit most forms of trade with, and the provision of goods or services to, embargoed countries, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine, and other targeted parties, including those listed on OFAC’s Specially Designated Nationals and Blocked Persons List (the “SDN List)”. DocuSign’s Terms and Conditions of service and its Master Services Agreement include contractual provisions prohibiting the use of DocuSign’s services by a person or entity located in an embargoed country or who is a prohibited end user under U.S. export control laws, and prohibiting users from exporting or reexporting DocuSign services, products or technology to any location, entity, government or person prohibited by export laws without complying with all applicable export laws. In addition, customers are screened during the payment process to confirm that the address information provided is not located in an embargoed country and that the potential customer is not otherwise listed on the SDN List.

The terms of our existing credit facility with Silicon Valley Bank …, page 36

5.	Please address your default and subsequent forbearance agreement from Silicon Valley Bank for failing the adjusted EBITDA covenant as of January 31, 2016, as described on page F-25, and your need to revise the EBITDA covenant. Further, please address that your Silicon Valley Bank credit facility is due to expire in May 2018.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 36 and 68 of the Amended DRS.

Use of Proceeds, page 46

6.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales organization, expand into international markets and further develop your DocuSign platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 82 and 83 you list various aspects of your growth strategy, but do not indicate if they will be funded from offering proceeds.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 46 of the Amended DRS. The Company supplementally advises the Staff that at the current time the Company has no specific or preliminary plans for the proceeds from this offering other than the uses disclosed in the Amended DRS and the Company has not quantified the amounts for these uses. The Company will further revise its disclosure should more specific determinations be made prior to the completion of this offering with respect to the use of proceeds from this offering.

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7.	Risk factor disclosure suggests that offering proceeds may be used to settle tax obligations as part of the net settlement transactions after the vesting and settlement of restricted stock units. Please revise your use of proceeds disclosure to address this.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 46 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 60

8.	We note from your disclosures on page 58 that you offer access to your software platform on a subscription basis and price such subscriptions based on the functionality required by your customers and the quantity of envelopes provisioned. Please explain whether management uses the quantity of envelopes provisioned to manage the business. We refer you to Section III.B of SEC Release 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s management does not use the quantity of Envelopes provisioned as a key metric to manage its business, nor do they view this metric as material information that promotes an understanding of the financial performance of the Company. Instead, as noted on page 59 of the Amended DRS, management uses the number of Successful Transactions as a way to track the level of adoption and usage of the DocuSign platform. An Envelope may be provisioned but not result in a Successful Transaction for a number of reasons unrelated to the value of the DocuSign platform to a customer. In contrast, the level of Successful Transactions is a clear indication of overall value being realized by customers in using the platform.

The Company has disclosed its dollar-based net retention rate as a key metric used by management to measure the Company’s ability to retain customers and the Company’s ability to expand customer use of the DocuSign platform. The Company also discloses its total number of customers, as well as enterprise and commerical customers together. The Company manages its business based on this set of metrics and believes they serve as the best indicators of the Company’s market penetration and future potential business opportunities and, therefore, provide potential investors with the most useful information.

Key Business Metrics, page 61

9.	We note from your disclosures on page 59 that the number of your customers with greater than $300,000 in ACV has increased from approximately 28 as of January 31, 2013 to more than 144 customers as of January 31, 2017. We further note from your disclosures that for your top 100 customers as measured by ACV for the year ended January 31, 2017 that placed their first order in, or prior to, the year ended January 31, 2014, their ACV has increased by a median multiple of 4.4x their initial purchase. Please tell us your consideration of providing enhanced quantitative and qualitative disclosures to explain how the ACV impacted revenues for each period presented and include an analysis of any trends or uncertainties. We refer you to Section III.B of SEC Release 33-8350.

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Page Five

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 61 of the Amended DRS to quantify the relative contribution to total ACV by our top 100 customers. The Company supplementally advises the Staff that while the Company tracks the ACV of such customers as a portion of aggregate ACV, it neither currently generates breakdowns of, nor uses to manage its business, annual revenue attributable to such customer groups as a portion of total revenue, and therefore could not derive that information without undue effort.

10.	Please explain why your dollar-based net retention rate is based on a set of enterprise and commercial customers rather than your total customers. In this respect, we note from your disclosures that as of January 31, 2017, you had a total of approximately 285,000 customers, including over 25,000 enterprise and commercial customers compared to a total of approximately 210,000 customers and over 18,000 enterprise and commercial customers as of January 31, 2016. In addition, tell us whether you consider the amount of revenues attributable to enterprise and commercial customers to be a key business metric that management uses to manage the business. We refer you to Section III.B of SEC Release 33-8350.

Response: The Company advises the Staff that the Company does not use the amount of revenues attributable to enterprise and commercial customers as a key metric to manage its business.

The dollar-based net retention rate illustrates the “land and expand” economics of our enterprise and commercial customer relationships. In particular, because our direct salesforce is only involved with our enterprise and commercial customers, we believe our focus on dollar-based net retention rate is a reflection of the effectiveness of our direct salesforce. We note that approximately 85% of our aggregate ACV in any given period is attributable to our enterprise and commercial customers, with the remaining amount attributable to VSBs. Enterprise and commercial customers, due to the size and complexity of their businesses, have a significant potential to increase their usage of the DocuSign platform and generally have a greater number of use cases for the Company’s solution across different departments and functions within their organization, particularly if they place small initial orders to allow testing of the platform. In contrast, while VSBs are an important market for the Company that help to create and promote brand awareness and serve as a pipeline source across all customer markets, VSBs, due to their size, have limited ability to expand the scope of their orders. Due to their size and the challenges faced by small businesses, VSBs are also generally more likely to not continue as a business or to stop usage of the Company’s products for reasons unrelated to the DocuSign platform. Accordingly, management looks at customer retention on the basis of enterprise and commercial customers and does not believe disclosing dollar-based net retention rate based on its total customers provides meaningful information to potential investors.

The Company considers the number of total customers as a key metric because it believes that the size of its customer base is a useful indicator of its overall market penetration and that net customer additions, even of VSBs, are an indicator of the growth of the business. Many of those smaller customers may grow into larger enterprises and being on the Company’s platform provides room for potential growth in the future even as the revenues are not material from such customers.

In addition, for the reasons stated above, since the Company has focused its sales and marketing efforts on enterprise and commercial customers and the number of use cases has increased within these customers, the value of these customers to the Company’s business has increased. Accordingly, the Company believes it is useful for investors to understand the trends in the Company’s business as it relates to the acquisition and growth of larger accounts, which is why the Company discussed these enterprise and commercial retention metrics. The Company has revised pages 5 and 82 of the Amended DRS to address these key metrics.

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Discussion of Results of Operations, page 64

11.	Your professional services and other revenue increased by 52% in fiscal year 2017 from fiscal year 2016, but your professional services and other cost of revenue only increased by 16% for the corresponding period. Please explain why the cost of revenue increased at a slower rate than professional services and other revenue from fiscal year 2016 to fiscal year 2017.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that professional services and other revenue increased from fiscal year 2016 to fiscal year 2017 due to an increase in revenue related to deployment and integration services and sales of our on-premise solutions, which increased because fiscal year 2017 was the first full year of selling for our on-premise solutions, which were introduced post acquisition of Algorithmic Research Ltd.

Cost of revenue associated with professional services and other increased at a slower rate than revenue because we recognized more revenue from our on-premise solutions which have a lower cost relative to the remaining revenue included in professional services and other.

12.	We note from your disclosures on page 65 that the increase in subscription revenues was primarily attributable to sales to new customers, reflecting a 36% increase in total customers, as well as increased sales to existing customers. Since you indicate that new and existing customers are significant components of revenue growth, it appears that those components should be described by their respective revenue contribution in order to understand trends in your operating results. Please revise to quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications. We refer you to 303(a)(3) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company neither prepares breakdowns of, nor uses to manage its business, revenue attributable to new customers versus revenue attributable to existing customers in any given period. However, in order to address the Staff’s comment, the Company has revised page 65 of the Amended DRS to quantify the approximate contribution to revenue by our new versus existing customers.

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Liquidity and Capital Resources, page 67

13.	Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please revise to disclose your day’s sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 67 and 68 of the Amended DRS to focus on the primary drivers and other material factors necessary to understand the Company’s cash flows.

14.	We note from your disclosures on page 37 that you may spend substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs in connection with this offering. We further note that the manner in which you fund these expenditures may have an adverse effect on your financial condition. Please revise your liquidity disclosures to address the tax liabilities that may arise upon the settlement of RSUs in connection with this offering and how you plan to settle such obligations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 73 of the Amended DRS to address the tax liabilities that may arise upon the settlement of RSUs in connection with this offering.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 73

15.	We note from your disclosures on page 8 that 649,000 options were granted after January 31, 2017 at a weighted-average exercise price of $16.25 per share. Please tell us the estimated fair value of your common stock at each grant date after January 31, 2017 through the date of the filing.

Response: The Company acknowledges the Staff’s comment and to aid the Staff’s review, has set forth in the table below the stock options granted by the Company since January 31, 2017. The Company has not granted any stock options since June 14, 2017, and has only granted RSUs to employees and other service providers.

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted	Third-Party Valuation Date	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock
March 13, 2017	26,000	February 1, 2017	$16.21	$16.21
April 17, 2017	600,000	February 1, 2017	16.21	16.21
June 14, 2017	23,000	May 1, 2017	17.40	17.40

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Business

Industry Background, page 77

16.	You reference a commissioned Forrester Research study dated December 2014 that describes the challenges of paper-based signatures on page 77. On page 45, you reference two independent and third-party reports by Forrester Research dated March 2015 and October 12, 2016 that provided industry information. Please advise whether these more recent reports were based on, in part, the research created on your behalf in the December 2014 Forrester Research report. If they were, please provide us with all these reports.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the report referenced on page 77 of the Amended DRS is the same report referenced on page 45 of the Amended DRS, “Forrester Research, Digital Transforms The Game Of Business Digital Transaction Management Emerging As Key Solution (March 2015).”

While one of the reports referenced on page 45 is dated March 2015, the report refers to the study completed in December 2014. As described in the report, “In this study, Forrester conducted an online survey of 400 IT and LOB professionals to evaluate the role of DTM in enterprises. In conjunction with the survey, Forrester also interviewed five IT and business professionals. Participants included decision-makers at enterprises in North America, Europe, and APAC. Questions provided to the participants asked about their organizations’ activities surrounding DTM usage, implementation, and employee adoption.”

The other report referenced on page 45 of the Amended DRS, “Forrester Research, Vendor Landscape: E-Signature, Q4 2016 (October 12, 2016)” was not commissioned by the company and was not based on the report cited above.

The DocuSign Platform, page 79

17.	Please briefly describe your subscription pricing scheme and how it is differentiated by size of the client and distribution method. Further, please describe whether any of your customers receive free services through various marketing promotions and whether your customer metric on page 61 only includes paid subscribers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that DocuSign offerings are designed around the needs of its customers. Simpler offerings are available as self-service packages through the Company’s website or through its SMB sales team. Premium offerings with advanced platform capabilities, features and configurations are available for its enterprise customers and customers within regulated industries through its direct sales channel. Within the Company’s partner distribution channel, DocuSign offerings reflect the expertise of those resellers, ranging from self-service to highly configurable.

The Company uses freemium offerings with significant technical and commercial constraints to drive reach and adoption. These free subscription services are limited to first use offerings that are either time constrained (e.g., “30-day trial”), usage constrained (e.g., “first 5 envelopes free” and developer sandboxes that do not include any production envelopes), or both time and feature

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constrained (e.g., proof of concept within a non-production sandbox). In addition, some paying customers receive free services designed to drive adoption and increased usage (e.g., Standard Support, basic implementation services and pre-packaged training).

The number of customers specified on pages 60 and 61 and elsewhere in the Amended DRS includes only paying customers.

The Company respectfully acknowledges the Staff’s comment regarding the pricing scheme and has revised page 59 of the Amended DRS to address the freemium offerings.

Our Growth Strategy, page 82

18.	You indicate on page 83 that you plan on expanding your platform to “[e]xtend across the entire agreement process,” to support “systems of agreement” for your customers that would allow external systems to input in the pre-agreement process and generating outputs for post-agreement actions. Please provide a more descriptive example of how this expansion of your platform would operate. Further, please clarify what steps are necessary for you to achieve this new functionality and whether offering proceeds are necessary to fund its development.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s platform already enables a number of use cases, such as automated data transfer into its platform to pre-fill agreements or enabling triggers to post-signature actions, such as payments. The Company’s growth strategy is to expand the number of such use cases, connecting the cornerstone of e-signature technology to other aspects of the agreement process, thereby helping companies automate their entire systems of agreement. This expansion will require more prebuilt integrations with other systems that touch the agreement process, analogous to its integration with Salesforce, to which the Company’s platform can read and write. It also entails ensuring that these integrations, and other product features, make it easy for non-technical people to configure the automated workflows they desire, without the support of technical resources. Finally, it includes potentially creating or acquiring products that handle other aspects of the agreement process.

The Company’s platform already accommodates the core input/output operations. In order to achieve expanded functionality, the Company plans to continue its path of expanding the capabilities of its platform to create more integrations and features that connect to other systems (in addition to the Company’s traditional focus of adding features within the DocuSign platform and user experience). As noted in the response to comment 6 above, the Company has also expanded disclosure regarding its potential use of proceeds from the offering to expanding and ehancing its platform.

Sales, page 87

19.	Your platform is sold through a direct sales, partner-assisted sales, or web-based sales method. Please describe the contribution of each of these sales methods to your total revenue, to the extent material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not use the contribution of any of these sales methods to its total revenue to manage its business, nor does it use that information to assess performance or to make

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decisions regarding the allocation of resources. The Company believes that such measures would not be beneficial, and would not provide useful information to investors, as they are not reflective of its business objectives, which are focused on generating leads from a combination of sales methods. For example, despite the assistance of partners in some sales, all such partner-assisted sales ultimately also involve the Company’s direct sales force. Sales via the web occur not just for its VSB customers, but also for initial sales to enterprise, commercial and SMB customers, so that the sales method used does not necessarily provide information regarding the type of customer.

20.	You disclose partnerships with strategic partners, system integrators, independent software vendors, and distributors and resellers, and identify examples of each type of partner on page 87. Please clarify whether you generate a material amount of revenue in connection with any of these relationships.

Response: The Company advises the Staff that it neither currently generates breakdowns of, nor uses to manage its business, annual revenue attributable to any individual strategic partner, system integrator, independent software vendor, distributor or reseller as a portion of total revenue, and therefore could not derive that information without undue effort. The Company supplementally advises the Staff that no strategic partner, system integrator, independent software vendor, distributor or reseller accounted for more than 10% of its aggregate ACV for the years ended January 31, 2016 or 2017. The Company also notes that it does not generate a material amount of revenue from any of these relationships.

Regulatory Environment, page 89

21.	Please revise to provide a brief summary of the laws that govern the regulatory environment of electronic signatures, including the ESIGN Act, eIDAS, and the UETA. In particular, please address consumer protections and business requirements needed to effect a legal contract electronically, such as consent provisions, requirements to retain original documentation, exclusion of certain types of contracts, etc.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 89 and 90 of the Amended DRS.

Certain Relationships and Related Party Transactions, page 114

22.	We note that you have a Strategic Alliance Agreement with the National Association of Realtors for a service and joint promotion arrangement. Please clarify whether this agreement relates to your placement as the exclusive provider of electronic signature services under the REALTOR Benefits Program described on your website. Please also clarify whether you generate a material amount of revenue from REALTORS through this marketing initiative.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 114 of the Amended DRS.

23.	Please revise to briefly describe the management rights and voting rights agreements that were granted in connection with your convertible preferred stock financings. To the extent that these voting rights provided director appointment or nomination rights, please clarify which current directors were appointed under such arrangements.

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Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that purchasers of Series A, A-1, B, B-1, C, D, E, and F Preferred Stock and certain holders of our common stock have rights to appoint directors subject to certain minimum shareholding requirements and such rights will terminate upon the completion of this offering. The Company has amended the disclosure on page 97 of the Amended DRS accordingly to disclose these appointment rights.

24.	Please revise to identify each director, executive officer, and/or principal stockholder that is a party to your investors’ rights agreement that will survive the initial public offering either in this section or on pages 121 and 122. Further on page 121, please identify the “certain holders” or class of holders that have registration rights under the Investors Agreement, filed as Exhibit 10.1, would include all or nearly all of the current preferred shareholders. Refer to Item 404(a)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 114 and 121 of the Amended DRS.

Principal Stockholders, page 117

25.	We note that your directors Mary Meeker, Rory O’Driscoll, Jonathan Roberts, Enrique T. Salem, Peter Slovik, and Dale A. Stinton appear to be affiliated with investment funds that purchased shares of your convertible preferred stock, but these holdings do not appear be included in their respective beneficial ownership on pages 118-119. Please clarify whether these directors have voting and/or investment power over any of the entities that own your convertible preferred stock. Please refer to Rule 13d-3 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 118 and 119 of the Amended DRS to reflect that Mr. Solvik owns the shares of common stock held by Sigma Partners for purposes of Rule 13d-3 under the Exchange Act. The Company respectfully advises the Staff that none of Ms. Meeker, nor Messrs. O’Driscoll, Roberts, or Salem beneficially owns the shares of common stock held by their respective funds for purposes of Rule 13d-3 under the Exchange Act. We have been advised that the voting and investment control with respect to the shares of common stock held by each of Kleiner Perkins Caufield & Byers, Ignition Partners, Bain Capital Ventures and Scale Venture Partners resides with a committee comprised of three or more persons. Under the “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d) of the Exchange Act. See the Southland Corp. no-action letter (July 8, 1987). Mr. Stinton is no longer a director of the Company.

Description of Capital Stock

Stockholder Registration Rights, page 121

26.	We note from your disclosures that after the closing of this offering, certain holders of shares of your common stock, including certain holders of five percent of your capital stock and entities affiliated with certain of your directors, will be entitled to certain rights with respect to registration of such shares under the Securities Act. Please tell us whether there are any cash penalties associated with the registration rights or penalties resulting from delays in registering your common stock. We refer to ASC 825-20-50-1.

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Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are no such cash penalties associated with the registration rights or penalties resulting from delays in registering the Company’s common stock.

Consolidated Financial Statements

Note 14. Common Stock

RSUs, page F-32

27.	Please explain in detail how you calculated the $118.2 million of stock-based compensation expense relating to the 2,441,416 Liquidity Event RSUs, for which the service condition has been satisfied as of January 31, 2017. Also, explain in detail how you calculated the $150.6 million of remaining unrecognized share-based compensation expense relating to RSUs to be recognized from February 2017 through January 2021, had the service and performance obligation requirements been met on January 31, 2017.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the liquidity event RSUs were subject to the accelerated attribution method and compensation cost was calculated ratably for each service tranche from the service inception date to January 31, 2017, net of estimated forfeitures.

If the initial public offering had occurred on January 31, 2017, we would have recognized $118.2 million of stock-based compensation expense for all RSUs with a performance condition that had satisfied the service-based condition on that date. The 2,441,416 Liquidity Event RSUs are the number of awards that had satisfied the service condition (fully service vested) as of January 31, 2017. The $118.2 million of stock-based compensation is related to 16,830,286 RSUs that have fully or partially service vested as of January 31, 2017 using the accelerated attribution method described below.

For RSUs granted to new employees (25% vest at one-year anniversary and quarterly thereafter for the following 12 quarters), the Company recognizes the compensation expense over 13 tranches. Each of the tranches are expensed ratably from the grant date to their respective vest date. The first tranche represents the first year of vest and is expensed ratably over the first 12 months. Each of the 12 subsequent tranches are expensed from grant through each successive quarter after the first 12 months. In other words, the second tranche is expensed over 15 months, the third tranche over 18 months, the fourth tranche over 21 months, and so on.

For RSUs granted to existing employees (quarterly vesting over 4 years), the Company recognizes the compensation expense over 16 tranches. Each of the tranches are expensed from the grant date to their respective vest date. The first tranche is expensed over 3 months, the second tranche over 6 months, the third tranche over 9 months, and so on.

We began granting RSUs in fiscal year 2016. The $118.2 million of expense represents grants that have met the service condition as of January 31, 2017 and $150.6 million of unrecognized expense represents the grants that have not met the service condition as of January 31, 2017. Both amounts were calculated using the methodology described above and the Company has revised page F-33 of the Amended DRS to further explain each of these expenses.

3175 HANOVER STREET    PALO ALTO, CA    94304-1130    T: (650) 843-5000    F: (650) 849-7400    WWW.COOLEY.COM

March 6, 2018

Page Thirteen

The following table shows the calculations that support the $118.2 million of stock-based compensation expense and $150.6 million of unrecognized compensation cost with equity grants by year:

(all amounts in thousands)
Grant Year	# of RSUs	Aggregate Grant Date Fair Value	Stock-based Compensation Expense as of January 31, 2017 Using the Accelerated Attribution Method	Stock-based Compensation Expense to be Recognized during the year ended January 31, 2017[1]				Total after January 31, 2017
				2018	2019	2020	2021
Fiscal 2016	5,366	$92,495	$64,489	$16,187	$6,932	$1,271	$—	$24,390
Fiscal 2017	11,465	194,525	53,747	76,482	32,965	14,213	2,601	126,261

Total	16,831	$287,020	$118,236	$92,669	$39,897	$15,484	$2,601	$150,651

[1]	The $118.2 million of stock-based compensation as of January 31, 2017 and $150.6 million of stock-based compensation to be recognized after January 31, 2017 were calculated net of forfeitures of $18.2 million.

March 6, 2018

Page Fourteen

General

28.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

29.	If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, once available, it will supplementally provide the Staff with copies of the Company’s proposed graphics and artwork that it intends to use, and will also supplementally provide to the Staff support for any claims contained therein as appropriate.

*        *        *

Please contact me at (650) 843-5049 with any questions or further comments regarding the responses to the Staff’s Comments.

Sincerely,

/s/ Eric C. Jensen
Eric C. Jensen

cc:    Reginald D. Davis, DocuSign, Inc.

        David Peinsipp, Cooley LLP

        Carlton Fleming, Cooley LLP

        David R. Ambler, Cooley LLP

        Sarah K. Solum, Davis Polk & Wardwell LLP

        Alan F. Denenberg, Davis Polk & Wardwell LLP

3175 HANOVER STREET    PALO ALTO, CA    94304-1130    T: (650) 843-5000    F: (650) 849-7400    WWW.COOLEY.COM